Via Facsimile and U.S. Mail
Mail Stop 6010


July 11, 2005


Mr. John Stanton
Chief Executive and Financial Officer, and Chairman
Nanobac Pharmaceuticals, Inc.
2727 W. Martin Luther King Jr. Boulevard
Suite 850
Tampa, FL  33607


Re:	Nanobac Pharmaceuticals, Inc.
	Form 10-KSB/A for the Fiscal Year Ended December 31, 2004
	Filed June 17, 2005
	File No. 033-80612

Dear Mr. Stanton:

      We have reviewed your response letter dated June 17, 2005 as well as the above referenced filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB/A for the year-ended December 31, 2004 filed June 17,
2005

Management`s Discussion and Analysis

23004 Compared to 2003

Selling, General and Administrative, page 22

1. We have reviewed your response to comment number 1.  Your response
does not appear to adequately justify recording the expense as the stock was authorized and issued by the Board of Directors. Paragraph
5 of SOP 90-7 states that " the provisions of a confirmed plan bind
the debtor, [and] any entity issuing securities under the plan,
...."
As the reorganization plan was confirmed in November 2002, it would appear that the Company was obligated at that point to issue the shares. The bankruptcy plan, filed with the Commission, specifically states that the shares were to be issued subsequent to the merger with HealthCentrics. It would appear that the appropriate period was immediately after the acquisition in December 2002. Additionally, it appears that you have valued the shares authorized as of the issuance date (e.g. January 2003 and January 2004), instead of the value immediately subsequent to the merger with HealthCentrics. Please provide to us management analysis, including appropriate cites to accounting literature, which supports the timing of the expenses recorded and the appropriateness of the value assigned. Lastly, please indicate to us the reference within the plan of reorganization, submitted as an exhibit to your Form 8-K, dated November 20, 2002 that stipulates that requirement to issue 75 million shares.

2. We have reviewed your response to comment number 2 and the revised disclosures in your amended Form 10-KSB. We do not feel that you have adequately justified the use of the non-GAAP financial measure,
"loss from continuing operations excluding no-cash items," nor have you fully complied with the provisions of Item 10 of Regulation S-B.
Specifically:
a) Management uses the financial measure to assess liquidity, the most directly comparable GAAP financial measure would be net cash flows from of operating activities. Current reconciliation to loss from continuing operations is inappropriate.
b) Current disclosures do not provide for presentation of equal or greater prominence with the most comparable GAAP financial measure.
c) It is unclear as to why this measure is beneficial to investors and how it more closely approximates the amount of cash losses the company is experiencing. It would appear that net cash flows from operating activities, as presented in the Consolidated Statements of
Cash Flows, is the amount of cash the company losses for the period presented.

Note 10. Stockholders` equity

Common Stock, Preferred Stock and Warrant Issuances, page F-18

3. We have reviewed your response to comment number 6. Please provide management`s analysis as to why recording changes in fair value through the other comprehensive income is appropriate. Please note that paragraph 9 of EITF 00-19 stipulates that changes in fair value should be reported through earnings.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant

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Mr. John Stanton
Nanobac Pharmaceuticals, Inc.
July 8, 2005
Page 1